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SION

18001662

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hines Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**TX**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Prosperie 713-966-7808
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1111 Bagby, Suite 4500	**Houston**	**TX**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

× Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

AFFIRMATION

I, Debbie Prosperie, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc. as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 26, 2018

Date

Financial Operations Principal

ASHA VENER
Notary Public, State of Texas
Comm. Expires 12-12-2020
Notary ID 12923221-2

Notary Public

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) ( ) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hines Securities, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the

Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2018

We have served as the Company's auditor since 2004.

HINES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	
CASH	$ 13,576,158
DUE FROM AFFILIATES	1,199,398
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $855,653	5,129
PREPAID EXPENSES	604,717
TOTAL	$ 15,385,402
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 925,227
Accrued expenses	2,187,246
Deferred compensation	9,373,449
Due to affiliates	81,436
Total liabilities	12,567,358
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 5,103 shares	51
Additional paid-in capital	50,935,949
Accumulated deficit	(48,117,956)
Total stockholder's equity	2,818,044
TOTAL	$ 15,385,402

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Sales commissions	$ 9,670,602
Dealer manager fees	5,679,571
Recoveries of organizational and offering costs	20,578,473
Placement agent fees and recoveries	3,915,346
Total revenues	39,843,992
EXPENSES:	
Salaries and wages	26,075,136
General and administrative	6,116,485
Legal and other professional fees	1,779,084
Travel, meals, and entertainment	1,912,807
Marketing	2,105,035
Commissions to selling broker-dealers	9,665,856
Marketing fees to selling broker-dealers	3,360,916
Depreciation expense	11,101
Total expenses	51,026,420
NET LOSS	$(11,182,428)

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(11,182,428)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	11,101
Change in operating assets and liabilities:	
Decrease in due from affiliates	105,824
Decrease in prepaid expense	70,943
Decrease in accounts payable	(440,955)
Decrease in accrued expenses	(186,230)
Increase in deferred compensation	3,129,883
Increase in due to affiliates	44,472
Decrease in other liabilities	(10,751)
Net cash used in operating activities	(8,458,141)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	9,500,000
NET INCREASE IN CASH	1,041,859
CASH — Beginning of year	12,534,299
CASH — End of year	$ 13,576,158

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE - January 1, 2017	4,153	$ 41	$ 41,435,959	$ (36,935,528)	$ 4,500,472
Issuance of common stock	950	10	9,499,990		9,500,000
Net loss	—	—	—	(11,182,428)	(11,182,428)
BALANCE - December 31, 2017	5,103	$ 51	$ 50,935,949	$ (48,117,956)	$ 2,818,044

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc. (the "Company"), was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. The Company is a wholly owned subsidiary of Hines Securities Manager, LLC. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Real Estate Investment Trust ("Hines REIT"), Hines Global REIT, Inc. ("Global REIT"), Hines Global REIT II, Inc. ("Global REIT II"), HMS Income Fund, Inc. ("HMS Income Fund"), and Hines Realty Income Fund, LLC ("HRIF"). In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best efforts basis for business development companies sponsored by Hines.

On June 18, 2004, Hines REIT commenced its initial public offering pursuant to which it offered a maximum of $2.2 billion in common shares. The Hines REIT initial offering expired on June 18, 2006. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares. The second offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third offering pursuant to which it offered a maximum of $3.5 billion in common shares. Hines REIT ceased accepting new sales of shares for subscriptions dated after December 31, 2009, but continued to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Hines REIT third offering. On November 7, 2016, Hines REIT shareholders approved a plan of liquidation and distribution pursuant to which Hines REIT will sell all or substantially all of their assets and be dissolved. On December 7, 2016, the Hines REIT board approved a special distribution which was designated as a partial return of stockholder's invested capital. Hines REIT is in the process of liquidating it's remaining assets. Once complete, final liquidating distributions will be made. However, there are no assurances as to the timing or amount of final distributions.

On August 5, 2009, Global REIT commenced its initial public offering, pursuant to which it offered a maximum of $3.5 billion in common shares. The initial Global REIT offering was terminated on January 30, 2013. On February 4, 2013, Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The second Global REIT offering ceased accepting new sales of shares on April 11, 2014, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as a part of the second offering.

On August 20, 2014, Global REIT II commenced its initial public offering, pursuant to which it is offering a maximum of $2.5 billion in common shares. The initial Global REIT II offering suspended the sale of shares on September 30, 2017, but continues to allow shareholders to reinvest dividends through the dividend reinvestment plan.

On June 4, 2012, HMS Income Fund commenced its initial public offering pursuant to which it offered a maximum of $1.5 billion in common shares. The initial HMS Income Fund offering terminated on December 1, 2015. On January 5, 2016, the HMS Income Fund commenced its follow-on offering pursuant to which it is offering a maximum of $1.5 billion in common shares. The HMS Income Fund follow-on offering ceased accepting new shares on September 30, 2017, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan.

In July of 2017 HRIF commenced a private offering pursuant to which it offered a aggregate amount of $200 million in interests. The fund intends to continue the offering until the earlier of the date that all offered shares are sold or June 30, 2018; but may be extended for an additional six months.

On January 26, 2017, Southwest Industrial Center LLC ("SWIC") commenced its private placement offering, pursuant to which it offered a maximum of $31.3 million in interests to accredited investors. The offering fully subscribed and closed on March 2, 2017.

The Company has experienced operating losses and negative cash flows over the past several years and expects such losses and negative cash flows to continue in 2018 and future years. The Company has historically funded its regulatory capital requirements and operating losses through contributions from HILP or its affiliates. The Company's has a commitment from HILP and its affiliate to provide sufficient contributions to meet the Company's net capital and operating needs for the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2017, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from Hines Global REIT Advisors LP ("Global Advisor"), Hines Global REIT II Advisors LP ("Global REIT II Advisor"), HMS Income Fund, Hines Income Fund Advisor ("HRIF Advisor"), and HRIF at December 31, 2017; of $209,492; $485,754; $80,739; $396,043; and $7,500 respectively.

Also included in due from affiliates are amounts due from HILP for expense reimbursements related to identifying placement agent activities totaling $19,870 at December 31, 2017 (see Note 3).

Furniture and Equipment - Furniture and equipment comprise communications and technical equipment, furniture, and fixtures and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). A portion of trail fee commissions are recognized on a quarterly basis with the remaining revenue recognized as the fees are earned for a period up to five years. Placement agent fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — During 2017, the Company incurred and paid for certain organizational and offering costs on behalf of Hines REIT, Global REIT, Global REIT II, HMS Income Fund, HRIF and SWIC. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Global REIT II, HMS Income Fund, and HRIF's, common shares and marketing SWIC's limited liability company interests and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of common shares, (3) facilities and technology costs and other costs and expenses associated with the offering and marketing of common shares, (4) costs and expenses of conducting educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by Hines Advisors Limited Partnership ("HALP"), Global Advisor, Global REIT II Advisor, HMS Income Fund, and HRIF Advisor. The Company was reimbursed at the end of the offering for SWIC. These expenses, totaling $20,578,473 for the year ended December 31, 2017, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statement of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income or loss is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses — Prepaid expenses consist primarily of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries, bonuses, vacation, and internal and external sales commissions of $2,187,246 as of December 31, 2017 (see Note 4).

Deferred Compensation - Deferred compensation primarily consists of employee equity programs of $9,373,449 as of December 31, 2017 (see Note 4).

Due to Affiliates — Due to affiliates comprises amounts due to HILP and Global REIT II related to organizational and offering cost reimbursements (see above), as well as various other support services (see Note 3), totaling $81,436 as of December 31, 2017.

Subsequent Events — The Company has evaluated subsequent events through February 26, 2018, the date the financial statements were issued. On January 5, 2018, Global REIT II commenced its follow-on offering, pursuant to which it offered a maximum of $2 billion in common shares. The follow-on changed the product from a finite-life REIT to a non-exchange traded REIT with no targeted liquidity window. The name of the product changed to Hines Global Income Trust, Inc. ("HGIT").

On January 30, 2018, Residences at the RIM, LP ("The Rim") commenced its private placement offering, pursuant to which it offered a maximum of $27 million in interests to accredited investors. The offering is expected to close prior to March 31, 2018.

The Company has received an additional $5 million in capital contributions through February 26, 2018.

Recent Accounting Pronouncements — On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) and subsequent related updates. The update modifies the guidance companies use to recognize revenue from contracts with customers for transfers of goods or services and transfers of non-financial assets, unless those contracts are within the scope of other standards. The guidance also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations. In August 2015, the FASB issued ASU 2015-14 (*Revenue from Contracts with Customers* (Topic 606): Deferral of the Effective Date), which defers the effective date of ASU 2014-09 to first quarter 2018. The Company adopted the new revenue guidance effective January 1, 2018. The adoption of ASU 2014-09 did not have an impact on the Company's financial condition, statement of income, statement of cash flows or statement of changes in stockholder's equity.

In February 2016, the FASB issued an ASU intended to improve financial reporting about leasing transactions. The ASU will require companies that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The accounting by companies that own the assets leased by the lessee (the lessor) will remain largely unchanged from current GAAP. The standard is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The Company is currently assessing the impact the adoption of this guidance will have on its financial statements.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Global REIT II — The Company entered into a dealer-manager agreement (the "Global REIT II DMA") with Global REIT II on August 15, 2014, which was amended and restated on December 12, 2014, for the marketing of common shares being offered pursuant to the Global REIT II primary offering. The Global REIT II DMA was further amended with the Third Amended and Restated Dealer Manager Agreement dated July 25, 2016 and effective August 2, 2016.

The Global REIT II Third Amended and Restated Dealer Manager Agreement for the initial offering provides that Global REIT II pay the Company selling commissions in an amount up to 7% of the gross proceeds of Class A shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). The Global II DMA also provides that Global REIT II and Global REIT II Advisor pay the Company a dealer-manager fee in an amount up to 1.5% each of the gross proceeds of the Class A shares sold, of which a portion may be reallowed to selected selling broker-dealers in the form of marketing fees.

The Global II Third Amended and Restated Dealer Manager Agreement for the initial offering also provides that Global REIT II pay the Company selling commissions in an amount up to 2% of the gross proceeds of Class T shares sold pursuant to the offering, of which 2% may be reallowed to selling broker-dealers (see Note 4). The Global II Third Amended and Restated Dealer Manager Agreement also provides that Global REIT II pay the Company a dealer-manager fee in an amount up to 1.25% of the gross proceeds of the Class T shares sold and the Global REIT II Advisor pay the Company a dealer-manager fee in an amount up to 1.5% each of the gross proceeds of the Class T shares sold, of which a portion may be reallowed to selected selling broker-dealers in the form of marketing fees. In addition, Global REIT II will pay the Company a distribution and stockholder servicing fee in an annual amount of 1% of the gross offering price of the Class T shares value of which all or a portion may be reallowed to the selling broker-dealers. This fee will accrue daily and be payable quarterly in arrears.

No dealer-manager fee will be paid with respect to the common shares sold pursuant to Global REIT II's dividend reinvestment plan. Additionally, Global REIT II or the Global REIT II Advisor may reimburse the Company for expenses relating to each offering, including, but not limited to, reimbursement of bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — HMS Income Fund — The Company entered into a dealer-manager agreement (the "HMS DMA") with HMS Income Fund for the marketing of common shares being offered pursuant to the HMS Income Fund initial offering. The HMS DMA related to the initial offering expired on December 1, 2015, in conjunction with the termination of the initial offering. On January 6, 2016, the Company executed an HMS DMA for a follow-on offering.

The HMS DMA for the HMS Income Fund initial and follow-on offering provides that HMS Income Fund pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be re-allowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to HMS Income Fund's dividend reinvestment plan. The HMS DMA also provides that HMS Income Fund pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of which up to 1.5% may be allowed to selected broker-dealers as a marketing fee. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HMS Income Fund's dividend reinvestment plan.

Additionally, HMS Income Fund or the HMS Adviser may reimburse the Company for certain employee compensation and other expenses relating to each offering.

The HMS DMA expired on September 30, 2017, in conjunction with the termination of the follow-on offering.

Dealer-Manager Agreement — HRIF — The Company entered into a dealer-manager agreement (the "HRIF DMA") with HRIF for the marketing of common shares being offered pursuant to the HRIF initial offering on July 31, 2017. The HRIF DMA will expire upon termination of the initial offering. The HRIF DMA may be terminated early by either party upon 60 days' written notice or may be terminated immediately by HRIF or the Company under certain circumstances.

The HRIF DMA for the HRIF initial offering provides that HRIF pay the Company selling commissions in an amount up to 5% of the gross proceeds of the Class A common shares sold pursuant to the offering, of which all or a portion may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for Class R shares, Class I shares, or shares issued pursuant to HRIF's dividend reinvestment plan. The HRIF DMA also provides that HRIF pay the Company a dealer-manager fee in the amount of up to 1.5% of the gross proceeds of Class A Shares and Class R Shares which all or a portion of the 1.5% may be allowed to selected broker-dealers. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HRIF's dividend reinvestment plan.

Dealer-Manager Agreement — SWIC — The Company entered into a dealer-manager agreement (the "SWIC DMA") with SWIC for the marketing of limited liability company interests to accredited investors on January 26, 2017, totaling $31.3 million. The SWIC DMA provides that SWIC pay the Company up to 5% of the investor's subscription amount. This includes a selling commission of 4% and a marketing support fee of 1%. The SWIC DMA also allows SWIC to pay the Company 2.5% of gross proceeds from the offering as reimbursement to the Company for costs and expenses related to the offering. The offering fully subscribed and closed on March 2, 2017.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with HALP and its affiliates related to certain services that HALP has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid no less than quarterly. For the year ended December 31, 2017; $1,391,511 was included in general and administrative expense, and approximately $186,730 was included in salaries and wages in the accompanying statement of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with HILP. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by HILP.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These fees and expenses, totaling $30,000 and $3,885,346 respectively, for the year ended December 31, 2017, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statement of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Global II initial offering, HMS Income Fund follow-on offering, and the HRIF private offering as well as the SWIC private placement offering. The selected dealer agreements are due to expire on the date that the respective offerings are terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time at the request of the Company. The selected dealer agreements may be terminated by either party after they have been given written notice.

The selected dealer agreements related to the initial Global II offering paid broker-dealers upfront selling commissions of 7% of the gross proceeds of the Class A common shares sold in the respective offerings (subject to certain reductions related to sales to related parties and sales volume discounts). These agreements were amended in 2015 to restructure the common shares into Class A shares and Class T shares. Class A shares continue to pay broker-dealers upfront selling commissions of 7% of the gross proceeds. Class T shares pay broker-dealers upfront selling commissions up to 2% of the gross proceeds with the remaining 5% being

paid out annually at 1%. An additional amendment allows an upfront marketing fee of 1% to be paid to the broker-dealer. Under this structure, the broker receives an additional 4% commission which is paid out annually at 1%. These agreements were amended in 2017 to add a Class I share. No selling commissions are paid related to shares issued pursuant to the Class I shares or respective dividend reinvestment plans. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of up to 1.5% of gross sales proceeds, which the Company will pay out of the dealer-manager fees it receives from Global REIT II .

The selected dealer agreements related to the HMS Income Fund follow-on offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the respective offerings and up to 1.5% in upfront marketing fees (subject to certain reductions related to sales to related parties and sales volume discounts). No selling commissions are paid related to shares issued pursuant to the respective dividend reinvestment plans.

The selected dealer agreements related to HRIF may pay broker-dealers commissions of up to 5% of gross offering proceeds attributable to sales of Class A Shares. Class R Shares and Class I Shares are not subject to selling commissions.

The selected dealer agreements related to the SWIC pay selling broker-dealers commissions and marketing support fees of 4% and 1%, respectively, of the subscription amounts for interest sold in the offering.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the participant's base salary. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards are paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2017, the Company granted LTI Awards of $1,234,645 and recognized compensation expense of $944,032 The related payable of $1,417,797 as of December 31, 2017, is included as deferred compensation in the accompanying statement of financial condition.

Global REIT Retention Bonus Award — On June 9, 2014, the Company entered into agreements with certain employees to pay retention bonuses that will be paid upon the earlier of a three year liquidity window or upon liquidation of the Global REIT. The aggregate commitment for payments to the employees, as of December 31, 2017, is currently estimated to be $6,535,000. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of Global REIT. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the earlier of the liquidation window or the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is June 30, 2018. During the year ended December 31, 2017, $1,600,404 was recognized as an expense associated with the bonuses. The related payable of $5,734,796 as of December 31, 2017, is included as deferred compensation in the accompanying statement of financial condition.

Global REIT II and HMS Income Fund Retention Bonus Award — On July 22, 2015, the Company entered into agreements with certain employees to earn retention bonuses that will be paid upon the earlier of a three year liquidity window or upon liquidation of the Global REIT II and the HMS Income Fund. The bonuses will be determined based on sales of Global REIT II and the HMS Income Fund. The aggregate

commitment for payments to the employees, as of December 31, 2017, is currently estimated to be $4,111,405 for Global REIT II bonuses and $6,226,660 for HMS Income Fund bonuses. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of the respective fund . If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is February of 2024 for Global REIT II and September of 2022 for the HMS Income Fund. During the year ended December 31, 2017, $484,827 was recognized as an expense associated with the Global REIT II and $901,456 was recognized as an expense associated with the HMS Income Fund. The total related payable of $2,220,862, as of December 31, 2017, is included as deferred compensation in the accompanying statement of financial condition.

Operating Leases — The Company leases certain office equipment under non-cancelable operating leases. At December 31, 2017, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2018	$ 5,106
2019	2,979
2020	1,241
Total	$ 9,326

Rent expense was $747,276 for the year ended December 31, 2017, and is included in general and administrative expense in the accompanying statement of operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2017, the Company had net capital, as defined, of $1,502,054, which was $664,230 in excess of its required net capital of $837,824, and its ratio of aggregate indebtedness to net capital was 8.37 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

Schedule g

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 2,818,044
Deductions:	
Nonallowable assets:	
Due from affiliates	706,144
Prepaid expenses	604,717
Furniture, equipment, and leasehold improvements — net	5,129
NET CAPITAL	$ 1,502,054
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 12,567,358
TOTAL AGGREGATE INDEBTEDNESS	$ 12,567,358
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.37 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 837,824
Excess net capital	$ 664,230

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2017, as filed on January 25, 2018.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
415

HINES SECURITIES, INC.

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Hines Securities, Inc.

We have reviewed management's statements, included in the accompanying Hines Securities, Inc. Exemption Report, in which (1) Hines Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2018

Hines Securities, Inc.

Exemption Report

Hines Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240. 15c3-3 (k): (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year.

Hines Securities, Inc.

I, Debbie Prosperie, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Debbie Prosperie, Financial Operations Principal

February 26, 2018